COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 2015 NOV 16 PM 2:19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or [redacted] keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of [redacted] would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIO

15021146

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   60 Broad St. 26th Floor, New York, NY 10004

SEC
Mail Processing
Section
NOV 16 2015
Washington DC
404

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-943-2400 (Telephone) 212-509-3955 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Ronan Cahill, Senior Legal & Regulatory Associate, 212-897-8152
   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Michael J. Simon
   60 Broad Street, 26th Floor
   New York, NY 10004

7. Provide the date applicant's fiscal year ends: December 31, 2012

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify): ____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/30/12 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C section 18-101 et. seq

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/13/15 (MM/DD/YY) International Securities Exchange, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 13 day of November (Month), 2015 (Year) by Eleonor Gnecco (Notary Public)

My Commission expires 12/4/2018 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 2018

RECEIVED
2015 NOV 16 PM 2:19
SEC / MR

SEC
Mail Processing
Section
NOV 16 2015
Washington DC
404

November 13, 2015

VIA FEDERAL EXPRESS

Chris Grobbel
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: International Securities Exchange, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Mr. Grobbel:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the International Securities Exchange, LLC's ("ISE" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE's website:

Options

New Listings:
http://ise.com/newlistings

Delistings:
http://ise.com/delistings

Expiration Notices:
http://ise.com/expirationnotices

Series Additions/Deletions:
http://ise.com/serieslist

Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges

Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics

Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press

Publications:

http://www.ise.com/publications

Corporate

Board Members:

http://www.ise.com/about-ise/board-of-directors/

Constitution:

http://www.ise.com/media/63480/Second_Amended_and_Restated_Constitution_-18-March-13-.pdf

LLC Agreement:

http://www.ise.com/media/103275/Third-Amended-and-Restated-LLC-Agreement-for-ISE-LLC-18-Dec-2014-.pdf

Exchange Officers:

http://www.ise.com/about-ise/management-team/

Members

List of ISE Members

http://www.ise.com/options/membership/exchange-members/

Transactional Volume

Volume Report

http://www.ise.com/options/exchange-data/

With respect to the information contained in Exhibit C as it relates to subsidiaries and affiliates as required by Rule 6a-2(d)(1), the Exchange hereby certifies that the information is kept up to date and is available to the Commission and the public upon request. If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,

Ronan Cahill
Senior Legal & Regulatory Associate

ORIGIN ID:SXYA (212) 697-8152
RONAN CAHILL

60 BROAD STREET

NEW YORK, NY 10004
UNITED STATES US

SHIP DATE: 13NOV15
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BILL SENDER

TO **CHRIS GROBBEL**
US SECURITIES & EXCHANGE COMMISION
OFFICE OF MARKET SUPERVISION
100 F STREET NE, MAIL STOP 6628
WASHINGTON DC 20549
(202) 551-5658 REF
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PO DEPT

539J2/3F56/31D0

MON - 16 NOV 10:30A
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TRK# 0201 **7749 7302 1834**

20549
DC-US **IAD**

SA YKNA

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